SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, NY 10017-3954
(212) 445-2000
July 1, 2008
Via EDGAR and Facsimile
Peggy Kim, Esq.
Attorney-Adviser, Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303
Re:	United Rentals, Inc. Schedule TO-I, filed June 17, 2008 File No. 005-54791
Dear Ms. Kim:
          On behalf of our client, United Rentals, Inc. (the “Company”), we have set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 25, 2008 (the “Comment Letter”) regarding the Tender Offer Statement on Schedule TO-I filed by the Company on June 17, 2008 (the “Tender Offer Statement”), which included as Exhibit (a)(1)(i) the Offer to Purchase (the “Offer to Purchase”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comments in boldface type below.
          The Company is filing, via EDGAR, Amendment No. 1 to the Schedule TO (“Amendment No. 1”) contemporaneously with the submission of this response letter.
Offer to Purchase
Summary Term Sheet, page i
What is the purpose of the Offer, page iii
1.	We note that on June 10, 2008, you repurchased all of your outstanding shares of Series C and D preferred stock. According to your most recent Form 10-K, we note that your preferred stock is convertible into common stock and that holders of your Series C preferred stock have the right to vote for two directors. Please tell us how you complied with Rule 13e-4. In this regard, please note that Rule 13e-4(h)(1) applies to unilateral demands by an issuer and is unavailable for issuer repurchases made at the option of security holders because it presents an investment decision to the security holder.

Response:

The Company respectfully submits that the repurchase of its previously outstanding Series C and Series D preferred stock (the “Preferred Stock”) did not constitute a tender offer and therefore did not implicate Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange

Securities and Exchange Commission
July 1, 2008

Act”). Although neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” case law has supplied two standards to assist in the determination of whether a transaction or series of transactions is a tender offer: (i) the “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Release No. 34-43069) and (ii) the “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3). The Company considered these tests in connection with the negotiation and entrance into the Purchase Agreement (the “Purchase Agreement”) pursuant to which the Preferred Stock was repurchased by the Company from the holders thereof and believes that whether viewed under the relevant criteria of the eight factors of the Wellman Test or more generally from the totality of the circumstances and the sellers’ need for the protection of the tender offer rules under the Hanson Test, the negotiation and execution of the Purchase Agreement and the repurchase of the Preferred Stock pursuant thereto are not the type of transactions contemplated by Rule 13e-4 and Regulation 14E.

The Wellman Test evaluates the following eight factors in determining whether a transaction may comprise a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities. As was noted in a treatise on securities regulation: “These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005).

The negotiation and execution of the Purchase Agreement and purchase of the Preferred Stock did not involve active and widespread solicitation. The sellers of the Preferred Stock (the “Sellers”) were three investment funds (two of which are affiliated) that held all of the outstanding Preferred Stock. The Purchase Agreement was not put forth by the Company on fixed terms. For example, its provisions including the covenants and the amount and form of consideration to be paid, were the result of extensive negotiations among the Company, the Sellers and their advisors. In addition, among other things, the Company did not impose any time constraints on the negotiations with the Sellers. Indeed the negotiations occurred over an extended period of time that in no way was subject to any fixed deadline.

With respect to the Hanson Test, the determination turns on whether, unless tender offer rules are followed, there will be a substantial risk that offerees will lack information needed to make an educated investment decision. The Company notes that each of the Sellers (Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and J.P. Morgan Partners (BHCA), L.P.) is a large, highly-sophisticated investment fund that was represented by experienced, nationally recognized outside counsel (O’Melveny & Myers LLP), and therefore none of these three Sellers required any additional information prescribed by the tender offer rules in order to make an educated investment decision.

Based on the foregoing, the Company respectfully submits that the repurchase of the Preferred Stock did not constitute a tender offer and therefore did not implicate Rule 13e-4.

Securities and Exchange Commission
July 1, 2008

Until what time can I withdraw previously tendered shares, page viii
2.	We note that conditional exercises of options and warrants and tenders of underlying shares and shares tendered by 401(k) participants may only be withdrawn before July 11, 2008, five days before the expiration date of the offer. Please tell us how these withdrawal rights comply with Rule 13e-4(f)(2)(i), which provides for withdrawal rights at any time during the period that the tender offer remains open.

Response:

The Company believes the Offer to Purchase complies with Rule 13e-4(f)(2)(i), including with respect to the instructions and withdrawal deadlines for both 401(k) participants and holders of vested options or warrants who may conditionally exercise their options or warrants and tender the underlying shares.

With respect to the 401(k) participants, each of the United Rentals, Inc. 401(k) Investment Plan and the United Rentals, Inc. Acquisition Plan (the “Plans”) are plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, the shares of common stock of the Company (“Common Stock”) held by each of the Plans are owned by the trustee of the trusts through which such Common Stock is held. The trustee for each Plan, T. Rowe Price Trust Company, is the legal owner of the Plan assets, and each trust is a legal entity separate and apart from the Company and from any employee. Consequently, it is the trustee of each trust which is the shareholder for purposes of the Offer, and the trustee of these trusts exercises all of the rights of a shareholder in the Offer. Employees who participate in the Plans are not shareholders by virtue of their interests in the Plans. Rather, each employee participant is being given the right to “direct” the applicable Plan trustee to tender (or not) Common Stock held in the participant’s plan account. Under well developed statutory, regulatory and case law, the trustee of each of the Plans has the ultimate authority, and in fact the duty, to determine whether following those directions would violate ERISA or the terms of the Plans and, if so, a further duty to ignore those directions and make its own decisions as to whether or not to tender the Common Stock. See, ERISA § 403; Letter From the Department of Labor to Ian Lanoff (9/28/95); Department of Labor Field Assistance Bulletin 2004—03 (12/17/04); Herman v. NationsBank Trust Co., 126 F.3d 1354 (11th Cir. 1997).

In other words, T. Rowe Price, as trustee, (i) owns the Common Stock held by the Plans, (ii) is being treated consistently with other shareholders (and therefore has until the last day of the Offer to tender or withdraw Common Stock in the Offer on behalf of the Plans) and (iii) under Federal law, has the ultimate authority to determine whether or not to follow employee/participant directions as to tendering the Common Stock in the Plans. The trustee has requested that participants submit their directions to the trustee three business days in advance of the Expiration Date (as defined in the Offer to Purchase) to permit the trustee to tabulate the directions, determine whether to follow them and submit the appropriate forms to the Depositary in a timely fashion.

Moreover, we have reviewed other Dutch auction tender offers and found a number of examples consistent with the Company's treatment of the Plans. For example, we are aware of four Dutch auction tender offers within the last two years in which the registrant maintained 401(k) plans containing employer stock which could be directed by plan participants and which required participants to remit their tender instructions to the plan trustee either three or four business days before the general closing date of the offer. The precedents, and the opening dates of the offer, include Ikon Office Solutions Inc. (11/21/07) Agilysys Inc. (8/21/07); Charles Schwab Corp. (7/3/07); and Microsoft Corp. (7/21/06).

With respect to conditional exercise of vested options and warrants and tenders of the underlying shares, we respectfully submit that holders of vested options and warrants are not, by virtue of

Securities and Exchange Commission
July 1, 2008

such holdings, holders of Common Stock (i.e., the class of securities subject to the offer).[1] To become a holder of Common Stock, holders of vested options and warrants may exercise the options or warrants, as the case may be, and take delivery of the underlying shares, which they can then tender (or withdraw) in accordance with the terms of the Offer (as defined in the Offer to Purchase) applicable to all of the Company’s common stockholders, including through the exercise of withdrawal rights at any time during the period that the Offer remains open in accordance with Rule 13e-4(f)(2)(i).

Some holders of options and warrants, however, may not wish to risk exercising their options or warrants without knowing that the shares they receive upon exercise will be purchased by the Company in the Offer, either because the Offer is oversubscribed and subject to proration or the price at which such holder tenders exceeds the purchase price determined by the Company in the Offer. Such a result could have adverse consequences for the option/warrant holders, who would have given up their options or warrants in exchange for shares of Common Stock they had hoped would be purchased by the Company in the Offer. As a way of accommodating the concerns of such holders, the Company voluntarily elected to allow for the conditional exercise of vested options and warrants and the tenders of the underlying shares. Holders of vested options or warrants desiring to conditionally exercise (as opposed to such holders who elect to exercise such options or warrants, take delivery of the underlying shares and then tender or withdraw such shares in accordance with the terms of the Offer applicable to all of the Company’s common stockholders) are being asked to submit their election and/or withdrawal forms to the Depositary three business days in advance of the Expiration Date as an administrative matter, to facilitate the election tabulation (including, if applicable, any required proration) and the payment of the consideration promptly following the Expiration Date in accordance with Rules 13e-4(f)(5) and 14e-1(c). The Company does not believe this request violates Rule 13e-4(f)(2)(i) since holders of vested options and warrants (i) do not own shares of Common Stock at the time they submit an election or withdrawal form and (ii) in the event such holders elect to exercise their options or warrants and take delivery of the underlying shares of Common Stock they would become shareholders and thereby have until the last day of the Offer to tender or withdraw such shares in the Offer.

In addition, we have reviewed other Dutch auctions tender offers and we note that there are instances consistent with the Company’s voluntary election to permit holders of vested options to conditionally exercise their options. Within the last four years, we are aware of three Dutch auctions tender offers in which the registrant allowed holders of vested options to conditionally exercise their options but required the conditional exercisers to submit their election and withdrawal forms prior to the expiration date applicable to shareholders. These precedents, and the opening dates of the offer, include Ikon Office Solutions Inc. (11/21/07); Blair Corp. (7/20/05); and CCC Information Services Group Inc (7/27/04).

Finally, we note that the Company has amended the Offer to Purchase to include additional disclosure emphasizing that holders of vested options and warrants can always (subject to the applicable stock option grant or warrant agreement) exercise their options or warrants and then participate in the Offer on the same basis as the Company’s shareholders, in which case their withdrawal rights would run during the time the Offer remains open, as required by Rule 13e-4(f)(2)(i). See paragraphs (2) and (3) of Amendment No. 1.

[1]	Holders of vested options/warrants do not have rights as, and are not considered, stockholders of the Company (e.g., such Holders are not entitled to vote on matters submitted to the vote of stockholders and are not entitled to any dividends that may be paid to the Company’s stockholders).

Securities and Exchange Commission
July 1, 2008

Procedures for Tendering Shares, page 11
Stock Options, page 14
3.	We note that the deadline for submitting instructions regarding the conditional exercise of options and the tender of the underlying shares is on July 11, 2008. Please tell us how this complies with the requirement that the tender offer be open for at least twenty business days. Refer to Rule 13e-4(f)(1)(i).

Response:

The Company respectfully submits the Offer complies with Rule 13e-4(f)(1)(i) for the reasons articulated in response to Comment #2 above with respect to the conditional exercise of options and warrants. As noted above in the response to Comment #2, holders of vested options or warrants desiring to conditionally exercise (as opposed to such holders who elect to exercise such options or warrants, take delivery of the underlying shares and then tender or withdraw such shares in accordance with the terms of the Offer applicable to all of the Company’s common stockholders) are being asked to submit their election and/or withdrawal forms to the Depositary three business days in advance of the Expiration Date as an administrative matter, to facilitate the election tabulation (including, if applicable, any required proration) and the payment of the consideration promptly following the Expiration Date in accordance with Rules 13e-4(f)(5) and 14e-1(c). The Company does not believe this request violates Rule 13e-4(f)(1)(i) since holders of vested options and warrants (i) do not own shares of Common Stock (i.e., the class of securities subject to the Offer ) at the time they submit an election or withdrawal form and (ii) in the event such holders elect to exercise their options or warrants and take delivery of the underlying shares of Common Stock they would become shareholders and thereby have until the last day of the Offer to submit instructions to tender such shares pursuant to the Offer.

In addition, consistent with what is discussed in the last paragraph of the response to Comment #2, we note that the Company has amended the Offer to Purchase to include additional disclosure emphasizing that holders of vested options and warrants can always (subject to the applicable stock option grant or warrant agreement) exercise their options or warrants and then participate in the Offer on the same basis as the Company’s shareholders, in which case they may tender their Common Stock at any time during the period that the Offer remains open, which will be at least twenty business days from the commencement of the Offer, as required by Rule 13e-4(f)(1)(i). See paragraphs (2) and (3) of Amendment No. 1.
Source and Amount of Funds, page 24
4.	Regarding the Securitization Facility, please revise to identify the parties, the collateral, the total amount available to you and the amount currently outstanding. Refer to Item 1007(d)(1) of Regulation M-A. Please file the loan agreement as an exhibit or confirm that it has already been filed as exhibit (b)(3). Refer to Item 1016(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has amended the disclosure under the section captioned “Source and Amount of Funds” to add the requested information regarding the Securitization Facility. See paragraph (4) of Amendment No. 1.

In addition, the Company confirms that the Securitization Facility has been filed as exhibit (b)(3).

Securities and Exchange Commission
July 1, 2008

Certain Information Concerning the Company, page 26
5.	We note that in the last paragraph on page 26 you state that any statement contained in the “Offer to Purchase... shall be deemed to be modified or superseded... in any subsequently filed document.” Please revise this statement since you are not permitted to forward incorporate on Schedule TO.

Response:

In response to the Staff’s comment, the Company has amended the disclosure under the section captioned “Incorporation by Reference” to delete the language referring to incorporation by reference of documents to be filed in the future. See paragraph (5) of Amendment No. 1.
Interests of Directors, Executive Officers and Affiliates..., page 27
6.	Please revise to identify the natural persons with investment power or control over the shares held by Colburn Music Fund.

Response:

In response to the Staff’s comment, the Company has amended the disclosure under the section captioned “Interests of Directors, Executive Officers and Affiliates” to add the requested information. See paragraph (6) of Amendment No. 1.
Transactions and Arrangements Concerning the Shares, page 30
Recent Securities Transactions, page 30
7.	Please revise to include the purchase prices for each acquisition. Refer to Item 1008(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has amended the disclosure under the section captioned “Recent Securities Transactions” to clarify the nature of the transactions reported in such section, including the relevant price per share information pursuant to Item 1008(b)(4) of Regulation M-A. See paragraph (7) of Amendment No. 1. We supplementally advise that the “acquisition” of shares reported in such section relate to either (i) annual grants made to all of the Company’s directors of restricted stock units or (ii) shares that were delivered upon the vesting of previously awarded restricted stock units (or the settlement of previously vested, but deferred, restricted stock units), along with shares withheld in connection with such deliveries for payment of applicable tax withholding liabilities arising upon such vesting or settlement.
Financial Information, page 39
8.	We note that you have included summary financial information. Please revise to include all of the information described in Item 1010(c) of Regulation M-A. For example, please include income per common share from continuing operations, net income per common share, ratio of earnings to fixed charges and book value per share.

Response:

In response to the Staff’s comment, the Company has amended the disclosure under the section captioned “Financial Information” to include the requested information. See paragraph (8) of Amendment No. 1.

Securities and Exchange Commission
July 1, 2008

* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any further information regarding the foregoing, please do not hesitate to contact me at (212) 455-2225 (fax: (212) 455-2502). Thank you for your time and consideration.

Very truly yours,
/s/ Eric Swedenburg
Eric Swedenburg

cc:	Celeste Murphy (Special Counsel, Securities and Exchange Commission) Roger E. Schwed, Esq. (United Rentals, Inc.) Gary Horowitz, Esq. (Simpson Thacher & Bartlett LLP)